SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             FLOTEK INDUSTRIES, INC.
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                                (Name of Issuer)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   343389 10 2
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                                 (CUSIP Number)

                                 Robert S. Beall
                                5300 Miramar Lane
                            Colleyville, Texas 76034
                                 (817) 545-7938
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 24, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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1. Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Robert S. Beall
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2.       Check the Appropriate Box If a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
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3.       SEC Use Only

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4.       Source of Funds
         PF
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5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
   2(d) or 2(e). [ ]

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6.       Citizenship or Place of Organization

         United States
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    Number of Shares      7.  Sole Voting Power
 Beneficially Owned By             493,810
 Each Reporting Person
          With
                          ------------------------------------------------------

                          8.  Shared Voting Power
                                   0
                          ------------------------------------------------------

                          9.  Sole Dispositive Power
                                   493,810
                          ------------------------------------------------------

                          10. Shared Dispositive Power
                                   0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         493,810
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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [ ]
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13. Percent of Class Represented by Amount in Row (11)

         8.9%
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14.      Type of Reporting Person

         IN
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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1.  Security and Issuer

This Statement relates to the Common Stock, $0.0001 par value per share of Flotek Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7030 Empire Central Drive, Houston, Texas 77040.


Item 2.  Identity and Background

  (a)      This Statement is filed by Robert S. Beall.

  (b)      Robert S. Beall resides at 5300 Miramar Lane, Colleyville, Texas
           76034.

  (c) Mr. Beall is a director of the Company and is employed by R. S. Beall Investment, Inc.

  (d) Mr. Beall has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

  (e) During the past five years, Mr. Beall was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Beall was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)      Mr. Beall is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

           No change.


Item 4.  Purpose of Transaction

           No change, except to disclose the following transaction since the filing of the original Schedule 13D on November 14, 2001:

           On December 24, 2002, Mr. Beall acquired 200,000 shares of the Company's common stock from Mr. Glenn Penny, President and Director of the Company, for $0.50 per share using personal funds of Mr. Robert S. Beall, a Director of the Company.


Item 5.  Interest in Securities of the Issuer

           (a) Because of the acquisition of shares Mr. Beall is now the direct beneficial owner of 493,810 shares, or approximately 8.9% of the 5,521,670 shares of common stock of the Company that were issued and outstanding on December 24, 2002.

           (b) No change

           (c) No change, except to disclose the following transaction since the filing of the original Schedule 13D on November 14, 2001:

           On December 24, 2002, Mr. Beall acquired 200,000 shares of the Company's common stock for $0.50 per share.

           Except as disclosed herein, there have been no transactions in securities of the Issuer during the past sixty days.

           (d) No change.

           (e) No change.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           No change.


Item 7.  Material to be Filed as Exhibits.

           None




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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  February 14, 2003

                                           /s/ Robert S. Beall
                                           --------------------
                                           Robert S. Beall